Exhibit 5

FOR IMMEDIATE RELEASE	29 June 2016

WPP plc (“WPP”)

Director’s Dealing

WPP has been notified that Sir John Hood, Non-executive Director of the Company, purchased 3,000 WPP plc ordinary shares at an average price of £15.3178 per share on 29 June 2016. Sir John Hood now holds a total of 3,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP

Chris Wade, WPP

+44 (0)207 408 2204

END